                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

For the month of:  September 2000              Commission File Number:  1-12384



                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                 Form 40-F     X
                  ---------                                 ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                       No            X
                  ---------                                 ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A


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                                  EXHIBIT INDEX

       EXHIBIT          DESCRIPTION OF EXHIBIT
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
EXHIBIT 1               MATERIAL CHANGE REPORT


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                                    EXHIBIT 1


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                             MATERIAL CHANGE REPORT

ITEM 1    REPORTING ISSUER

          Suncor Energy Inc.
          112 Fourth Avenue S.W.
          Box 38
          Calgary, Alberta
          T2P 2V5

ITEM 2    DATE OF MATERIAL CHANGE

          September 5, 2000

ITEM 3    PRESS RELEASE

          A Press Release with respect to the material change was issued by Suncor Energy Inc. on September 5, 2000.

ITEM 4    SUMMARY OF MATERIAL CHANGE
          (ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS)

          Suncor Energy Inc. ("Suncor") announced on September 5, 2000 that it plans to resolve operational issues as well as concerns about environmental and social impacts at its Stuart joint venture oil shale demonstration project in Australia, which will require an expenditure on the part of Suncor of $13 million and potentially up to $22 million to improve plant performance. The next stage of development of the project will be put on hold until such issues and concerns are addressed.

          In addition, the board of directors of Suncor agreed to an after tax write down of $80 million of its Stuart Oil Shale Project, reflecting increased costs and delayed oil production. Future expenditures at the oil shale plant will be expensed against earnings.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

          Suncor announced on September 5, 2000 that it plans to resolve operational issues as well as concerns about environmental and social impacts at its Stuart joint venture oil shale demonstration project in Australia, which will require an expenditure on the part of Suncor of $13 million and potentially up to $22 million to improve plant performance. The next stage of development of the project will be put on hold until such issues and concerns are addressed.

          In addition, the board of directors of Suncor agreed to an after tax write down of $80 million of its Stuart Oil Shale Project, reflecting increased costs and delayed oil production. Future expenditures at the oil shale plant will be expensed against earnings.

          Suncor has been investing in oil shale technology since 1997 when Suncor and its joint venture partners began constructing an oil shale demonstration plant near Gladstone, Australia. Over the last year, operational and environmental issues have delayed commissioning and Suncor has undertaken tests to determine the extent of the additional work needed to improve operational performance.

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                                       2


          Suncor's first priority is to operate the plant reliably and address community concerns about plant emissions and noise, and it will put further stages of development on hold until these operational challenges are resolved. The plant upgrades could take until April 2001 to complete.

          Suncor anticipates that once commissioning is finished, it could need an additional six to nine months of operational experience to demonstrate the technology before making longer term investment decisions.

          In addition to resolving operational issues at the Australian plant, sustainability issues must be addressed if oil shale development on a commercial scale is to be successful over the long term.

          Key criteria to be applied by Suncor in evaluating the commercial potential of oil shale include:

          - a mandate from local, regional and national governments and the public to develop oil shale

          - establishing performance standards acceptable to stakeholders that address the environmental and social dimensions of oil shale development

          - greenhouse gas management plans that align with future national and international commitments to address the risk of climate change

          - the capability to generate shareholder value

          Suncor operates the oil shale project in Gladstone, Australia, on behalf of its joint venture with Southern Pacific Petroleum NL and Central Pacific Minerals NL.

          Suncor's plans as described in this item comprise forward looking information subject to certain risks and uncertainties, known and unknown. Actual future results may differ materially. This forward looking information regarding Suncor's future plans, including cost estimates, is preliminary and remains subject to change in response to factors that could include stakeholder consultation, the regulatory process, detailed engineering work, technical issues, technological capabilities, new legislation, and competitive and general economic factors and conditions. Further discussion of the risks, uncertainties and other factors that could affect these plans and any actual results are described in Suncor's annual information form, annual report to shareholders and other documents filed with regulatory authorities.

ITEM 6    RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

          Not applicable

ITEM 7    OMITTED INFORMATION

          Not Applicable

ITEM 8    FURTHER INFORMATION

          For further information relating to the foregoing, contact Michael W. O'Brien, Suncor's Executive Vice President, Corporate Development and Chief Financial Officer, at 403-269-8111.

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                                       3


ITEM 9    STATEMENT OF SENIOR OFFICER

          The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, this 5th day of September, 2000.


"MICHAEL W. O'BRIEN"
-----------------------------------------------
MICHAEL W. O'BRIEN
Executive Vice President, Corporate Development and Chief Financial Officer


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      SUNCOR ENERGY INC.

Date: September 6, 2000               By: "MICHAEL W. O'BRIEN"
                                          ------------------------------------
                                          MICHAEL W. O'BRIEN
                                          Executive Vice President,
                                          Corporate Development and Chief
                                          Financial Officer